February 19, 2021

Tin Lung David Leung

President

New Momentum Corp.

Room 1101, 11/F, Technology Plaza

651 King’s Road

North Point, Hong Kong

Attn: James Giuliano, Adam Phippen,

Nicholas Lamparski & Dietrich King

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	New Momentum Corp. Offering Statement on Form 1-A Filed November 27, 2020 File No. 024-11375

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), New Momentum Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Offering Circular on Form  1-A (File No. 024-11375), together with all exhibits thereto, initially filed on November 27, 2020 and as subsequently amended (collectively, the “Reg A Offering Circular”).

The Company submits this request for withdrawal as the Commission advised the Company by letter that it does not qualify as an issuer for purposes of Regulation A under Securities Act Rule 251(b)(1). Since the Reg A Offering Circular was not qualified by the Commission, the Company hereby confirms that no securities have been or will be sold according to the Reg A Offering Circular.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Jonathan Leinwand, at (954) 903-7856.

Sincerely,

/s/ Tin Lung David Leung
Tin Lung David Leung President New Momentum Corp.

Cc: Jonathan D. Leinwand